

Mail Stop 4720

November 20, 2009

Richard A. Ross
Chief Financial Officer
The FINOVA Group, Inc.
8300 N. Hayden Road
Suite 207
Scottsdale, Arizona 85258

> **Re:** **The FINOVA Group, Inc.**
> **Item 4.01 Form 8-K**
> **Filed on November 18, 2009**
> **File No. 1-11011**

Dear Mr. Ross:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K – Filed November 18, 2009

Item 4.01 Changes in Registrant's Certifying Accountant

1. State whether, during your two most recent fiscal years and any subsequent interim period before your former auditor resigned, you had any disagreements with your former auditor on any matter of accounting principle or practice, financial statement disclosure, or auditing scope or procedure. We note your disclosure stating there were no disagreements through the interim period for the nine months ended September 30, 2009. Please revise to disclose if there were

disagreements through the actual date that your former auditor ended all work and the date this took place.

Exhibit 16.1 to Form 8-K

2.   Please obtain and file an updated Exhibit 16.1 letter from your former accountants stating whether the accountant agrees with all of your Item 304 disclosures, or the extent to which the accountant does not agree. We note your disclosure in the second paragraph of your Item 4.01 Form 8-K stating your former accountant, Ernst & Young LLP, resigned due to the liquidation and distribution of substantially all of your remaining assets and your intention to file a Certificate of Dissolution. However, in the Exhibit 16.1 letter, Ernst & Young LLP does not stipulate that they agree or disagree with the information contained in the second paragraph. In this regard, please amend the Item 4.01 Form 8-K to include an updated Exhibit 16.1 letter from Ernst & Young LLP that specifically indicates whether or not they agree with your disclosures contained in the second paragraph of the Item 4.01 Form 8-K.

As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will respond. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, please call Lindsay Bryan at (202) 551-3417.

Sincerely,

Lindsay Bryan
Staff Accountant